# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Siddhi Acquisition Corp, CIK 0002034037
CUSIP: G8118C124
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 100 Wall Street,, 20th Floor,, New York,, New York (NY), 10005
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002037769

## Reporting persons
- Siddhi Sponsor LLC: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Delaware (DE); sole voting power 7,238,000; shared voting power 0; sole dispositive power 7,238,000; shared dispositive power 0; aggregate amount beneficially owned 7,238,000 (20.8% of the class)
  Comment: (1) Consists of 338,000 Class A Ordinary Shares and 6,900,000 Class B Ordinary Shares which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination. Does not include 33,800 Class A Ordinary Shares issuable upon conversion of private placement rights owned by Siddhi Sponsor LLC. Each right entitles the holder thereof to receive one-tenth of one ordinary share upon the consummation of an initial business combination. The rights convert automatically upon the closing of a business combination.
  (2) The percentages are based on 27,938,000 Class A Ordinary Shares outstanding as reported on the Issuer's final prospectus dated March 31, 2025.
- Brian D. Finn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 7,238,000; shared voting power 0; sole dispositive power 7,238,000; shared dispositive power 0; aggregate amount beneficially owned 7,238,000 (20.8% of the class)
  Comment: (1) Consists of 338,000 Class A Ordinary Shares and 6,900,000 Class B Ordinary Shares which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination. Does not include 33,800 Class A Ordinary Shares issuable upon conversion of private placement rights owned by Siddhi Sponsor LLC. Each right entitles the holder thereof to receive one-tenth of one ordinary share upon the consummation of an initial business combination. The rights convert automatically upon the closing of a business combination.
  (2) The percentages are based on 27,938,000 Class A Ordinary Shares outstanding as reported on the Issuer's final prospectus dated March 31, 2025.

## Item 1. Issuer
Name of issuer: Siddhi Acquisition Corp
Address of issuer's principal executive offices: 100 Wall Street, 20th Floor, New York, NY 10005

## Item 2. Person Filing
Name of person filing:
Siddhi Sponsor LLC

Brian D. Finn
Address of principal business office or, if none, residence: c/o Siddhi Acquisition Corp 100 Wall Street, 20th Floor, New York, NY 10005
Citizenship:
Siddhi Sponsor LLC - Delaware

Brian D. Finn - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Siddhi Sponsor LLC- 338,000 Class A Ordinary Shares and 6,900,000 Class B Ordinary Shares which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination

Brian D. Finn- 338,000 Class A Ordinary Shares and 6,900,000 Class B Ordinary Shares which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination

The foregoing does not include 33,800 Class A Ordinary Shares issuable upon conversion of private placement rights owned by Siddhi Sponsor LLC . Each right entitles the holder thereof to receive one-tenth of one ordinary share upon the consummation of an initial business combination. The rights convert automatically upon the closing of a business combination.

Mr. Finn is the manager of Siddhi Sponsor LLC. Mr. Finn has voting and dispositive power over the shares held of record by Siddhi Sponsor LLC.
Percent of class:
Siddhi Sponsor LLC - 20.8%

Brian D. Finn- 20.8%

The foregoing percentages are based on 27,938,000 Class A Ordinary Shares outstanding as reported on the Issuer's final prospectus dated March 31, 2025.
Sole power to vote or to direct the vote:
Siddhi Sponsor LLC - 338,000 Class A Ordinary Shares and 6,900,000 Class B Ordinary Shares which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination

Brian D. Finn- 338,000 Class A Ordinary Shares and 6,900,000 Class B Ordinary Shares which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination
Shared power to vote or to direct the vote:
Siddhi Sponsor LLC - 0
Brian D. Finn - 0
Sole power to dispose or to direct the disposition:
Siddhi Sponsor LLC - 338,000 Class A Ordinary Shares and 6,900,000 Class B Ordinary Shares which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination

Brian D. Finn - 338,000 Class A Ordinary Shares and 6,900,000 Class B Ordinary Shares which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination
Shared power to dispose or to direct the disposition:
Siddhi Sponsor LLC - 0

Brian D. Finn - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 Joint Filing Agreement

## Signatures
- Siddhi Sponsor LLC: /s/ Brian D. Finn, Brian D. Finn /Manager (05/12/2025)
- Brian D. Finn: /s/ Brian D. Finn, Brian D. Finn (05/12/2025)